[FEDEX CORPORATION LETTERHEAD]
VIA EDGAR AND FEDEX EXPRESS
September 9, 2011
Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, DC 20549-5546

Re:	FedEx Corporation Form 10-K for the year ended May 31, 2011 Filed July 12, 2011 File No. 001-15829
Dear Ms. Cvrkel:
We are in receipt of the Commission’s letter dated August 26, 2011 relating to the above-referenced Form 10-K for the year ended May 31, 2011 (“2011 Form 10-K”). The following are FedEx Corporation’s responses to the Commission’s comments:
Notes to the Financial Statements
Note 1. Description of Business and Summary of Significant Accounting Policies Property and Equipment, page 86
1.	We note your disclosure that expenditures for major additions, improvements, flight equipment modifications and certain equipment overhaul costs are capitalized when such costs are determined to extend the useful life of the asset or are part of the cost of acquiring the asset. Please tell us, and revise future filings to disclose your accounting policy for depreciating capitalized overhaul costs including the useful life used to depreciate these costs. As part of your response, please clarify for us and in your disclosure whether you include the amortization of equipment overhaul costs in depreciation and amortization or in maintenance expenses on the income statement.

Response: In connection with our operations at FedEx Express, we make routine purchases of used aircraft and engines, which often require modification and significant overhaul before they are placed into service. We capitalize the costs associated with the overhaul of an engine or airframe prior to its operational use as part of the cost of such assets. Our capitalization policies are consistent with the definition in the accounting standards of costs required to ready the asset for its intended use. All subsequent maintenance activities are expensed as incurred.

Ms. Linda Cvrkel
September 9, 2011

The cost of an overhaul is included with the cost of the respective engine or airframe. Therefore, in our 2011 Form 10-K, capitalized equipment overhauls are included within the “Wide-body aircraft and related equipment” and “Narrow-body and feeder aircraft and related equipment” categories of our property and equipment depreciable lives and net book value disclosures. Amounts related to equipment overhauls totaled less than 1% of the net book value of our total aircraft and related equipment at May 31, 2011.

As noted in our 2011 Form 10-K on page 86, we depreciate our narrow-body aircraft and related equipment (Boeing 757 and 727) over a period of 5 to 18 years and our wide-body aircraft and related equipment (Boeing 777 Freighter, Boeing MD11, Boeing MD10, Airbus A300 and Airbus A310) over a period of 15 to 30 years. Depreciation expense associated with these assets, including capitalized overhaul costs, is included in depreciation expense in our income statement.

In future filings, we will include additional disclosures in our property and equipment policy disclosure in our footnotes to clarify the nature of and accounting for our equipment overhaul costs.
Note 4. Goodwill and Other Intangible Assets, page 91
2.	We note from your disclosure in Note 4 that a significant amount of goodwill has been allocated to the FedEx Freight segment at May 31, 2011. In light of the continuing operating losses in the FedEx Freight segment over the last several years, please explain to us why you believe that the goodwill allocated to this segment has not been impaired as of May 31, 2011. As part of your response, please also explain to us why you do not believe this segment is at risk as of May 31, 2011.

Response: As of May 31, 2011, we attributed $602 million of goodwill to our FedEx Freight segment. Prior to 2011, our FedEx Freight segment consisted of two reporting units, both with goodwill: our FedEx Freight Regional less-than-truckload (LTL) business (resulting from our 2001 acquisition of American Freightways, a regional LTL shipping business) and our FedEx National LTL business (resulting from our 2006 acquisition of Watkins Motor Lines, a national LTL business).

Ms. Linda Cvrkel
September 9, 2011

The economic recession in the United States significantly impacted the LTL market and drove operating losses in our FedEx Freight segment in 2009, 2010 and 2011. All of these losses resulted from the performance of our FedEx National LTL reporting unit, as the recession’s impact on shipping volumes was more pronounced in this unit than in our regional LTL business unit. The impact of the recession significantly impacted the long-term earnings outlook for the FedEx National LTL reporting unit, and we recorded goodwill impairment charges of $90 million in 2009 and $18 million in 2010, eliminating all of the goodwill associated with this reporting unit.

In 2011, we implemented significant strategic initiatives related to our LTL businesses by combining the operations of our FedEx National LTL and FedEx Freight Regional LTL businesses, effective January 30, 2011, thereby eliminating the FedEx National LTL reporting unit. This combination allows us to provide our LTL services (Priority and Economy services) from one integrated network and creates opportunities for cost reductions, as well as productivity and efficiency enhancements, all of which will contribute to future earnings growth.

We performed a valuation of the FedEx Freight reporting unit in connection with our 2011 goodwill impairment testing based on our long-term forecast for the combined entity. Our valuation analysis included assumptions related to revenue growth, operating profit, capital expenditures and our discount rate for this reporting unit. In all scenarios, the fair market value exceeded the carrying value of the FedEx Freight reporting unit by a significant amount.

The 2011 value of the FedEx Freight reporting unit was driven by the expectation that this operation will return to profitability in fiscal 2012 as a result of on-going economic recovery in the United States, management actions to improve LTL yields (pricing), and productivity and efficiency improvements resulting from the integration of our networks. Consistent with our valuation assumptions, our FedEx Freight segment returned to profitability in the fourth quarter of 2011 and will report a profit in our first quarter of 2012. Collectively, we believe these factors support our assessment that there is no impairment or substantial risk of impairment of the goodwill attributable to this business.
Note 6. Long-Term Debt and Other Financing Arrangements, page 93
3.	We note your disclosure that you are in compliance with the leverage ratio covenant and “all other restrictive covenants” of your revolving credit agreement. Please revise future filings to disclose the nature and terms of all significant restrictive covenants.

Response: Our revolving credit agreement contains covenants which are normal and customary in agreements of this nature, including negative and affirmative covenants. Our revolving credit agreement is included as Exhibit 99.1 to our Current Report on Form 8-K dated April 26, 2011, which was filed with the Commission on April 29, 2011.

Ms. Linda Cvrkel
September 9, 2011

The negative covenants in our revolving credit agreement include restrictions on the incurrence of liens, mergers and consolidations, the ability of certain of our subsidiaries to enter into agreements that restrict their granting liens and making distributions, and our subsidiaries’ ability to issue unsecured notes or debentures, in each case subject to qualifications and exceptions.

The affirmative covenants in our revolving credit agreement include requirements that we pay our taxes, comply with laws, maintain licenses and permits material to our business, and maintain our properties, in each case subject to qualifications and exceptions. In addition, our revolving credit agreement requires that we maintain a ratio of adjusted debt to capital that does not exceed 0.7 to 1.0.

We believe the only significant covenant that we have with regard to our revolving credit agreement is our leverage ratio, which is disclosed in our 2011 Form 10-K. However, in order to provide greater clarity in our disclosures, we will modify our future filings to note the following:
We believe compliance with the leverage ratio covenant is our only significant restrictive covenant in our revolving credit agreement. Our revolving credit agreement contains other customary covenants that do not, individually or in the aggregate, materially restrict the conduct of our business.
Note 19. Summary of Quarterly Operating Results (Unaudited), page 118
4.	Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the $66 million charge in the second quarter of 2011 related to the ATA Airlines litigation and the charge related to the combination of FedEx Freight and FedEx National LTL. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Response: We will revise our future filings to include a footnote to the Quarterly Operating Results table discussing these items. Please note that we have extensive discussion of the FedEx Freight and FedEx National LTL combination and ATA Airlines lawsuit throughout our 2011 Form 10-K. We include a discussion of the charges related to our FedEx Freight and FedEx National LTL combination on pages 89, 112 and 127 of the notes to the financial statements and on pages 37, 38, 39, 41, 42, 55, 56 and 57 of MD&A. A discussion of the charge associated with the ATA Airlines lawsuit is included on pages 37, 38, 41, 42, 48, 49 and 50 of MD&A and on pages 112 and 117 of the notes to the financial statements. Accordingly, we believe readers of our financial statements were adequately informed of these activities in the context of the financial statements taken as a whole.

Ms. Linda Cvrkel
September 9, 2011

Additionally, we have included considerable discussion of the FedEx Freight and FedEx National LTL combination and the charge associated with the ATA Airlines lawsuit in our second and third quarter Form 10-Qs in both the notes to the financial statements and MD&A.

Based on the extensive disclosures of these matters in our 2011 Form 10-K and second and third quarter Form 10-Q filings, and because these charges did not impact our overall quarterly trend in earnings, we do not believe the presentation of the Quarterly Operating Results table in our 2011 Form 10-K is misleading to the readers of our financial statements. We will include appropriate footnote disclosures of these events in future filings.
FedEx acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
Should you have any questions regarding our responses to the Commission’s accounting comments, please feel free to call John L. Merino, Corporate Vice President and Principal Accounting Officer of FedEx, at (901) 818-7050. All other questions should be directed to Robert T. Molinet, Corporate Vice President — Securities and Corporate Law of FedEx, at (901) 818-7029.
Very truly yours,
FedEx Corporation
/s/ ALAN B. GRAF, JR.
Alan B. Graf, Jr.
ABG:hcn

Ms. Linda Cvrkel
September 9, 2011

cc:	Frederick W. Smith Christine P. Richards John L. Merino Robert T. Molinet Herbert C. Nappier